THIS AGREEMENT made as at the 15th day of May, 2003.	E-77

BETWEEN:

VIREXX RESEARCH INC.
having an office at the City of Edmonton,
in the Province of Alberta,
(hereinafter called the "Employer"),

OF THE FIRST PART,

- and -

ROBIN SALMON
of the City of Edmonton,
in the Province of Alberta,
(hereinafter called the "Employee"),

OF THE SECOND PART,

WHEREAS:

A The Employee has agreed to terms of employment with the Employer in the capacity and position of Chief Financial Officer;

B The Employer and the Employee wish to confirm their relationship upon the terms and conditions as provided in this Agreement.

WITNESSETH THEREFORE THAT in consideration of the mutual covenants and agreements contained in this Agreement, the Employer and the Employee covenant and agree as follows:

ARTICLE 1.- INTERPRETATION

1.1.	Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.2.	Division

The division of this Agreement into Articles and Sections forms no part of this Agreement and shall be deemed to have been inserted and done for convenience only.

1.3.	Headings

The headings of all the Articles and Sections hereof and the table of contents, if any, are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4.	Recitals

All recitals to this Agreement shall be included in and form part of this Agreement.

1.5.	Continuance of Agreement

The provisions of this Agreement shall continue in effect until the final performance of all the respective obligations set forth herein or until amended or altered by agreement in writing.

1.6.	Agreement Supersedes

The parties acknowledge and agree that this Agreement represents a composite of all previous agreements, if any, reached to date and that hereafter, this Agreement is the only agreement between the parties with respect to the matters contemplated by this Agreement, and shall supersede and replace any discussion letter or form of Agreement, oral or written, which may exist as of the date of execution and delivery of this Agreement.

1.7.	Applicable Law

This Agreement shall be governed by the laws of the Province of Alberta.

1.8.	Schedules

Schedule "A" to this Agreement is referenced in Article 7 and is in full force and effect when fully executed.

1.9.	Effective Date

Notwithstanding the date of execution of this Agreement by the Employer and the Employee, this Agreement shall be deemed for all purposes to be effective as at and from the 15th day of May, 2003 (the "Effective Date").

1.10.	Severability

In the event that any provision or part of this Agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain In full force and effect.

1.11.	Modification of Agreement

Any modification to this Agreement must be in writing and signed by the parties or it shall have no effect and shall be void.

ARTICLE 2. - EMPLOYMENT

2.1.	Employment

The Employer hereby employs the Employee to be the Employer's Chief Financial Officer for the purposes of undertaking the duties of and exercising the powers of that office. The Employee represents and warrants to the Employer that the Employee has the required skills and experience to perform the duties and exercise the responsibilities required of the Employee as Chief Financial Officer. In carrying out his duties and responsibilities, the Employee shall comply with all lawful and reasonable instructions as may be given by the President of the Employer and shall comply with all government and other professional requirements, rules, by-laws and regulations.

2.2.	Employee's Undertaking

The Employee, in collaboration with the Employer's President, shall be responsible for the overall supervision and management of the Employer's financial affairs and such other duties as the President and/or the Board of Directors of the Employer determine, and the Employee's duties will also include the following:

(a)	carry out all financial planning and budgeting processes;

(b)
carry out and be responsible for all financial matters of the Employer including financial reporting to the Board of Directors, implementing proper audit and financial governance procedures and working with outside auditors;

(c)	assist in development and implementation of communication and public relations strategies;

(d)	provide advice on identification, development and implementation of new products, new business development strategies and opportunities;

(e)
supervision and direction of designated employees as directed by the President in hiring, supervising, and training of such staff and administration of such personnel, including the development of personnel policies and procedures and salary administration as directed by the President;

(f)	dismissing personnel under the direction of the President;

(g)
providing advice and input to the President and the Board of Directors as required and helping to ensure that the Employer's policies, procedures and programs related to its business are compatible with all aspects of effective operations;

(h)	such other functions as may be necessarily related to the foregoing and such additional duties and functions as the Employer and the President of the Employee shall, from time to time, agree upon; and

2.3.          In the performance of the responsibilities listed in Article 2.2, the Employee may under direction of the President of the Corporation delegate or assign duties as appropriate to staff and external experts/consultants as required provided that the Employee shall maintain management responsibility over those to whom duties have been delegated and/or assigned.

2.4.	Time Devotion

The Employee shall, during the term of this Agreement, devote such of his full business time, attention and ability to the affairs of the Employer in furtherance of the Employer's best interest as is necessary to fulfill his duties hereunder. It is understood that the hours of work involved are going to vary and be irregular and shall include reasonably sufficient hours required to meet the objectives of employment herein described. It is further recognized and agreed by the Employer that the Employee is also serving as and will continue to serve as Chief Financial Officer of AltaRex Corp. ("AltaRex") and that the Employee will use his reasonable efforts to divide his time appropriately between the Employer and AltaRex.

2.5.	Serving the Company

The Employee shall well and faithfully serve the Employer and use his best efforts to promote the interests thereof. In carrying out his duties, functions and responsibilities, the Employee shall comply with, adhere to, execute and fulfil all Employer's policies, procedures, rules and regulations, written as are amended in writing by the Employer from time to time. It is understood and agreed to by the Employee that his assignments, duties, responsibilities and reporting arrangements may be changed by the Employer in its sole discretion without causing termination of this Agreement.

2.6.	Business Conduct

The Employee agrees that in all matters affecting the conduct of the Employer's business, the Employee shall maintain a standard of conduct which in all respects meets a reasonable standard of business conduct.

2.7.	Employer Powers

Subject always to this Agreement and all applicable laws, the Employer shall have the power and authority to review all work performed by the Employee and to determine standards of performance; provided always, that the Employer's exercise of such power and authority shall be reasonably done in good faith and be consistent with its prior practice.

2.8.	Responsibility of Employee

The Employee assumes no responsibility under this Agreement other than to render the services called for hereunder in good faith.

2.9.	Liability of the Employee

The Employee will not be liable to the Employer or others except by reason of acts constituting bad faith, wilful misconduct, negligence or reckless disregard of his duties.

2.10.	Exercise of Duties

At all times, the Employee shall act on a basis which is fair and reasonable to the Employer and shall exercise his powers and discharge his duties under this Agreement honestly, in good faith and in the best interests of the Employer, and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

2.11.	Location

The Employee's place of employment shall be at the head office of the Employer located at 1123 Dentistry/Pharmacy Bldg., University of Alberta, Edmonton, Alberta or such other place as the Board of Directors directs.

2.12.	Records and Materials

Upon expiry or termination of the Employee's employment with the Employer, the Employee shall deliver to the Employer all proprietary information referred to in Article 7, including but not restricted to all records and materials with respect to the Employer which are in his possession and/or under his control.

2.13.	No Interest

Nothing herein shall be construed to give the Employee any interest in the tangible or intangible assets of the Employer.

ARTICLE 3.- REMUNERATION

3.1.	Compensation of the Employee

Throughout the term of this Agreement, commencing May 15, 2003, the Employer shall pay to the Employee a salary, set from time to time by the Board of Directors, stated as an annualized amount but payable monthly in arrears in equal monthly instalments for each year of the three year term of the Employee’s employment and commencing on the Effective Date. The Employee’s salary at the commencement of and throughout the term of this Agreement shall be no less than ONE HUNDRED FORTY FOUR THOUSAND ($144,000.00) DOLLARS Canadian per annum. The Employee’s compensation and performance shall be reviewed by the Board of Directors annually at least one month prior to each anniversary date of commencement. The Employee shall have the right to provide information to the Board of Directors on all factors relevant to the Board’s decision on any increase in compensation. The parties agree that the Employee has deferred a portion of his salary which remains due and owing to the Employee. The parties further agree that the amount of the deferred salary shall be paid to the Employee immediately following completion by the employee of any financing in excess of $1,000.000.00 gross. If the Employee’s continued employment with AltaRex Corp. ceases then the Employee’s salary hereunder shall increase by the amount of salary AltaRex Corp. was paying the Employee at the time of termination of the Employee’s employment with AltaRex Corp. not to exceed an annual salary of $150,000.

3.2.	Bonuses

For each year of the term of this Employment Agreement and any extension or renewal thereof following the completion of the financing referred to in section 3.1 above, the Employee is eligible to be considered for a bonus to be decided on by the Board of Directors based on performance criteria pre-agreed with the Employee at the beginning of each year of the term of this Agreement.

3.3.	Benefits

The Employer shall provide the Employee with participation in any benefit programs as they are made generally available by the Employer to its other employees including Blue Cross insurance for life, disability, health and dental, Alberta Health Care and Parking.

3.4.	Pension

The Employer agrees to make matching annual contributions to the Employee’s RRSP up to a maximum of 3% of the Employee’s salary.

3.5.	Stock Options

The Employer hereby grants to the Employee an option to purchase 200,000 common shares at a price of $0.80 per share. A portion of the option for 100,000 shares shall vest immediately hereof and a portion of the option for 100,000 shares shall vest on the anniversary date of the date hereof. These options shall be included as being in full force and effect within any formal option plan adopted by the Employer or any successor company.

The Employee shall continue to participate as a senior executive in any stock option plan adopted by the Employer or any amendment thereof which is adopted by the Board of Directors and shareholders of the Employer, recognising that any option given shall be a decision by the Board.

3.6.	Car Allowance and Business Expenses

The Employee shall be paid a car mileage allowance for longer trips away from Edmonton and his reasonable business expenses shall be reimbursed by the Employer.

3.7.	Additional Benefits

The Employer shall pay all professional association and development fees and all course costs which are incurred from time to time by the Employee in maintaining his professional accounting C.A. designation and upgrading and/or continuing his education and development to improve the performance of his duties.

ARTICLE 4.- AUTHORITY

The Employee shall have, subject always to the specific instructions and directions of the Board of Directors and the President of the Employer full power and authority to supervise, manage and direct the financial operations of the Employer.

ARTICLE 5.- VACATION

5.1.         The Employee shall be entitled to a period of four weeks' paid vacation per calendar year. The Employee will provide the Employer with reasonable written notice of his intention to take any vacation days. PROVIDED THAT this vacation time is concurrent, not in addition to the four weeks vacation that the Employee is entitled to under his Employment Agreement with AltaRex. Should the Employee’s employment with AltaRex cease then the said four weeks entitlement shall be soley in relation to the Employee’s employment with the Employer. The Employee shall be allowed to accumulate one week’s vacation per year and carry it over to subsequent years to be used prior to the end of the term hereof which is May 14, 2007.

ARTICLE 6.- TERM AND TERMINATION

6.1.	Term

This Agreement commenced on the Effective Date and shall continue until May 14, 2007 at which time the Agreement shall expire unless terminated earlier or unless a renewal or extension is negotiated on a mutually satisfactory basis between the Employer and the Employee. In the event that this Agreement is not renewed or extended for another term of at least three years from May 14, 2007 and the Employee’s employment is terminated at the expiry of the Term or before May 14, 2010, the Employee shall be entitled to payment of six months salary.

6.2.	Termination by the Employer for Cause

The Board of Directors, by majority decision acting reasonably, shall have the right to terminate the Employee's employment if the Employee has not cured any default event within 60 days of receiving written notice to do so from the Board of Directors, for cause, including, but without restricting the generality of the foregoing, upon the occurrence of one or more of the following default events:

(a)
the Employee's failure or refusal to comply with policies established from time to time by the Board of Directors, provided always that such policies are documented in writing and communicated to the Employee and are reasonable and consistent with the Employer's best interests;

(b)
the Employee's failure or refusal to comply with the directions of the Board of Directors or the Board of Directors determine, in their sole discretion, that the Employee’s performance of his duties under this Agreement is unsatisfactory;

(c)	the Employee's fraud, dishonesty or other wilful misconduct or the Employee's negligence;

(d)
if the Employee engages in any criminal activity or unethical conduct which, in the sole discretion of the Employer, is judged to seriously impair the Employee's ability to perform his duties hereunder, or would or could impair the business reputation of the Employer, including, but not limited to, where the Employee is convicted of any indictable criminal offence;

(e)	any actual or material breach of the provisions of this Agreement;

(f)	the Employee is adjudged bankrupt.

6.3.	Termination by the Employee and the Employer Without Cause or Change of Control of the Employees

This Agreement may be terminated by the Employer without cause in the following manner in the specified circumstances:

(a)	by the Employee on giving sixty days' notice in writing to the Employer; the Employer may waive the notice in whole or in part;

(b)
by the Employer on giving sixty days' notice in writing to the Employee and if the Employee is terminated without cause by the Employer at any time during the term hereof the Employer shall give the Employee sixty days notice in writing and shall pay to the Employee six months salary, if the Employee has been employed for less than one year and one years salary if the Employee has been employed with the Employer for more than one year, excluding bonus, and the value of benefits otherwise received over the same period and any accrued vacation pay and, in addition, reasonable out placement and relocation assistance from the Employer as a full and final settlement to the Employee.

In the event that a change of control of the Employer occurs and the Employee is terminated within a year of the change of control the provisions of section 6.3(a) and (b) apply.

In either a dismissal without cause or a dismissal on change of control as referred above all options currently outstanding to the Employee shall vest immediately and the exercise period shall be extended for all options which remain unexercised to the date which is one year from date of termination.

6.4.	Termination of the Employee for Disability

If the Employee suffers from any mental or physical disability or illness which results in the Employee being unable to substantially perform his duties for a continuous ninety days or for periods aggregating one hundred and twenty days in any period of three hundred and sixty five days, the Employer may terminate this Agreement upon giving the Employee sixty days notice in writing and shall pay to the Employee six months' salary, the value of benefits otherwise received over the same period and any accrued vacation pay as full and final settlement to the Employee.

6.5.	Survival of Agreement

Notwithstanding the termination of the Employee's employment or the termination of this Agreement for any reason, Sections 2.12, 8.5 and Articles 6 and 7 of this Agreement shall not be deemed to have been terminated and shall continue in full force and effect.

6.6.	Effect of Termination

Upon termination of this Agreement, howsoever terminated, the Employee shall be entitled to receive compensation for services provided under this Agreement ("Earned Compensation"), up to and including the date of termination. However, termination of this Agreement shall not accelerate the payment date of any monies accrued or accruing to the Employee as a result of any Earned Compensation, or other compensation, if any, nor shall termination vest in the Employee any right in connection therewith.

In the event of termination of this Agreement for any reason provided in Section 6.2 or 6.3, all rights and obligations of the Employer and the Employee shall cease to exist immediately, except that the Employee's and Employer's obligations under Sections 2.11, 8.5 and Articles 6 and 7 hereof shall survive such termination.

ARTICLE 7.- CONFIDENTIAL INFORMATION

7.1.         The Employee shall not, either during the term of his Employment and for a period of five years thereafter, disclose or cause to be disclosed, to any person, unless required by law, any secrets or Confidential Information, as defined in Schedule "A" hereto, concerning the business or affairs or financial position of the Employer or any company with which the Employer is or may hereafter be affiliated. This Agreement is governed by the confidentiality provisions as set forth in Schedule "A". PROVIDED it is agreed by the Employer that the Employee shall have the sole discretion to decide how to manage any Confidential Information and Intellectual Property Rights as between the Employer and AltaRex given that he is employed by both simultaneously as long as he uses reasonable practices which are consistent with practices of similar companies.

ARTICLE 8.- GENERAL

8.1.	Further Acts

Each of the parties to this Agreement shall, at the request and expense of the other party, execute and deliver any further documents and do all acts and things as that party may reasonably require to carry out the true intent and meaning of this Agreement.

8.2.	Time

Time is of the essence of this Agreement.

8.3.	Parties of Interest

This Agreement enures to the benefit of and is binding upon the Employer and the Employee and upon their administrators, legal representative, executor, successors and permitted assigns as applicable.

8.4.	Assignment

This Agreement may not be assigned or transferred in any manner by the Employee.

8.5.	Employer's Property

The Employee acknowledges that all items of any and every nature or kind created or used by the Employee pursuant to the Employee's employment under this Agreement, or furnished by the Employer to the Employee, and all equipment, automobiles, credit cards, books, records, reports, files, manuals, literature, confidential information or other materials shall remain and be considered the exclusive property of the Employer at all times and shall be surrendered to the Employer, in good condition, promptly on the cessation or termination of the Employee's employment irrespective of the time, manner or cause of the termination.

ARTICLE 9.- NOTICE

9.1.	Manner of Delivery

All notices given under this Agreement shall be deemed to have been duly given only if personally delivered, or mailed by prepaid registered mail addressed as follows:

TO THE EMPLOYER:
ViRexx Research Inc.
1123 Dentistry/Pharmacy Bldg.
University of Alberta
Edmonton, Alberta T6N 2E8

TO THE EMPLOYEE:
Robin Salmon
37 Gariepy Crescent
Edmonton, Alberta T6M 2K4

Phone/Telecopier Number: (780)989-6708/(780) 433-2193

9.2.	When Notices Deemed Delivered

Any notice personally delivered or telecopied in the manner set out in Section 9.1 shall be deemed given when personally delivered or telecopied, and any notice mailed in the manner set out in Section 9.1 shall be deemed to have been received on the Fifth (5th) regular business day next following the date of posting.

9.3.	Disruption of Mail Service

In the event of disruption, or threatened disruption, of regular mail service, all notices shall be deemed to have been duly given only if personally delivered or telecopied.

9.4.	Change of Address

Any party may change his address for notice by giving a notice to that effect pursuant to this Article 9.

IN WITNESS WHEREOF this Agreement has been made effective as on the day and year first written above.

VIREXX RESEARCH INC.

Per:	(signed) “Antoine Noujaim”
c/s

Per:

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
)
_(signed) “Bruce Hirsche”______________	)	(signed) “Rob Salmon”
Witness	)	ROBIN SALMON

C A N A D A	)	I, ___________________,
_____________________________,	)	of the City of Edmonton,
PROVINCE OF ALBERTA	)	in the Province of Alberta,
TO WIT:	)	MAKE OATH AND SAY:

1. THAT I was personally present and did see Robin Salmon named in the annexed instrument, who is personally known to me to be the person named therein, duly sign and execute the same for the purpose named therein.

2. THAT the same was executed at the City of Edmonton, in the Province of Alberta, and that I am the subscribing witness thereto.

3. THAT I know the said Robin Salmon and he is in my belief of the full age of eighteen years.

SWORN BEFORE ME at the City	)
of Edmonton, in the Province of	)
Alberta, this _______ day of	)
___________, 2003)
)
	)	___________________________
)
______________________________	)
A COMMISSIONER FOR OATHS IN	)
AND FOR THE PROVINCE OF	)
ALBERTA	)

DATED the _____ day of ________, 2003.

VIREXX RESEACH INC.

- and -

ROBIN SALMON

EMPLOYMENT AGREEMENT

PARLEE McLAWS
Barristers & Solicitors
1500, ManuLife Place
10180 - 101 Street
Edmonton, Alberta
T5J 4K1

Attention: B.D. Hirsche
Telephone: 423-8540

File No: 59815.20